

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 6, 2023

Michael Kliger
Chief Executive Officer
MYT Netherlands Parent B.V.
Einsteinring 9
85609 Ascheim/Munich
Germany

> **Re: MYT Netherlands Parent B.V.**
> **Form 20-F for the Fiscal Year Ended June 30, 2022**
> **Filed September 15, 2022**
> **File No. 001-39880**

Dear Michael Kliger:

We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 20-F for the Fiscal Year Ended June 30, 2022

Item 5. Operating and Financial Review and Prospects
Non-IFRS Measures, page 68

1.   We note that you present certain Non-IFRS measures on page 68 such as Adjusted EBITDA Margin, Adjusted Operating Income Margin, and Adjusted Net Income Margin but do not provide equally prominent disclosure of the most comparable IFRS measure as required by Item 10(e)(1)(i)(A) of Regulation S-K. Please revise to provide equally prominent disclosure of the most comparable IFRS measure for all of the Non-IFRS measures disclosed here and elsewhere in your filing such as in the last paragraph on page 54 where you discuss your Adjusted EBITDA margin and the first paragraph on page 58 where you discuss Adjusted Operating Income but not the most comparable IFRS measures.

MYT Netherlands Parent B.V. Consolidated Financial Statements
Notes to the Consolidated Financial Statements for the period ended 30 June 2022
13. Earnings per Share, page F-26

2.   Please explain why the weighted average ordinary shares outstanding used to compute basic and diluted earnings per share for the fiscal year ended June 30, 2022 of 86.3 million shares exceeds the number of outstanding shares at the beginning and end of this period of 84.5 million and 84.7 million as disclosed in the table on page F-33. Please advise or revise.

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        You may contact Linda Cvrkel at (202)551-3813 or Angela Lumley at (202) 551-3398 with any questions.

                                                Sincerely,

                                                Division of Corporation Finance
                                                Office of Trade & Services